Filed pursuant to Rule 433
February 1, 2007
Relating to
Prospectus Supplement dated February 1, 2007 to
Prospectus dated July 12, 2004
Registration Statement No. 333-44433

Mack-Cali Realty Corporation

Pricing Sheet

4,650,000 Shares of Common Stock

Issuer: Mack-Cali Realty Corporation

Symbol: CLI

Shares offered: 4,650,000 shares

Price to public: variable

Trade date: 02/02/07

Closing date: 02/07/07

CUSIP: 554489104

Underwriters: Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.

Use of proceeds:                   Mack-Cali Realty Corporation (“MCRC”) intends to use the net proceeds from the offering to reduce outstanding borrowings under its $600 million unsecured revolving credit facility and for general corporate purposes.

Variable Price Re-Offers:                     The shares of our common stock purchased by the underwriters are being offered for resale by the underwriters in an at-the-market offering in negotiated transactions or otherwise, at market prices prevailing on the New York Stock Exchange at the time of sale, at prices related to the prevailing market price or otherwise.

Certain tax considerations:

•                            The American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004, amended certain rules relating to REITs.

•                           The Jobs Act provides additional mitigating provisions with respect to MCRC’s REIT qualification as a REIT if MCRC inadvertently has more than 5% of its total assets in the securities of one issuer or if MCRC holds more than 10% (by vote or value) of the securities of any one issuer.

•                           Under the Jobs Act, if less than 95% of MCRC’s gross income is from certain passive sources, then we will be subject to a penalty tax based on the amount by which 95% of MCRC’s gross income exceeded our gross income from such passive sources.

•                           Under the Jobs Act, if MCRC fails to satisfy one or more requirements for REIT qualification other than the gross income tests and assets tests due to reasonable cause and not willful neglect, MCRC may continue to qualify as a REIT provided that MCRC pays a penalty tax of $50,000 for each such failure.

•                           The Jobs Act expands the “straight debt” safe harbor under which certain types of securities are disregarded when calculating the 10% value limitation described in the accompanying prospectus entitled “Material United States Federal Income Tax Considerations — Requirements for REIT Qualification — In General — REIT Asset Tests.”

•                           The Jobs Act eliminates the 35% withholding tax on any capital gain dividend with respect to any class of stock (so long as MCRC’s common stock is regularly traded on an established securities market in the United States) if the non-U.S. stockholder has not owned more than 5% of such class of stock at any time during the taxable year in which the dividend is received.

All holders should contact their respective tax advisors concerning the treatment of excess inclusion income allocated to them.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.